Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.law	September 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Esoteric Brewing Company, LLC

Amendment No. 8 to the Offering Statement on Form 1-A

SEC Comments September 12, 2018

Filed September 21, 2018

File No. 024-10840

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Esoteric Brewing Company, LLC (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Company’s response to written comments received on September 12, 2018 in connection with the review of the Regulation A Offering Statement Form 1-A, as amended, filed electronically on July 6, 2018, with the eighth amendment filed on September 21, 2018. Set forth below is a summary of the comments received and the Company’s responses, in addition to other changes made to the Offering Circular.

Offering Circular

GENERAL

1.       Comment:      We note the perks described in the risk factor on page 7. Please revise Plan of Distribution to explain the different levels of perks. Please also revise Use of Proceeds and Management’s Discussion and Analysis to address their possible effect, if material, on your use of proceeds and available liquidity.

Response: Comment complied with. The Plan of Distribution has been revised to explain the different levels of perks and what Series C Investors will receive at the various levels of investment. The perks will have no material impact on use of proceeds or available liquidity. The Company had already taken into account the expense of the perks as part of its marketing budget in the Use of Proceeds. To respond to the comment, the Company has created an extra line item which separates out the “perks” from the rest of the marketing budget. The Company acknowledges and understands its responsibilities under the SEC rules to fulfill perks and will abide by those rules.

U.S. Securities and Exchange Commission

September 21, 2018

Exhibit 13.1

2.       Comment:      We note that your testing the waters materials do not include the statements required by Rule 255(b). Please confirm that the materials used on social media and elsewhere have been revised to include the required statements.

Response:  Comment complied with. The Company has taken down all materials previously submitted to the SEC and will not post anything related to this offering until it has received appropriate qualification from the SEC. If the Company would post anything prior to qualification the appropriate Rule 255(b) disclosures will accompany such posting.

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Notwithstanding the comments, Esoteric Brewing Company, LLC acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Esoteric Brewing
Company, LLC

U.S. Securities and Exchange Commission

September 21, 2018

c:

Ms. Linda Cvrkel

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Craig Arakawa

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Burr

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez Office of Beverages, Apparel, and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549